UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”) announces to its shareholders, customers, employees and to the market in general the formation of “BSP – Empreendimentos Imobiliários S.A.” (“BSP”), with the purpose of consolidating the Bradesco Organization’s real estate management.

BSP has started out as one of the largest companies in this segment in Brazil, with a portfolio of 840 properties and an estimated market value of approximately R$3.8 billion, with the objective to:

•          strengthen and complement the Bradesco Organization’s own real-estate management, resulting in efficiency gains and structure optimization;

•          optimize the use of real-estate resources belonging to the Organization, with the objective of reducing operating costs;

•          identify opportunities to take better advantage of Company owned real estate and assets from eventual acquisitions, which have great potential of appreciation, through the development of individual or partnership real-estate projects.

Whilst developing its objectives, BSP will operate at the Company's headquarters in the city of São Paulo, under a specialized structure for the management of real-estate resources.

Cidade de Deus, Osasco, São Paulo, October 31st, 2011

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice-President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 01, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.